Exhibit 21.1

PositiveID Corporation
List of Subsidiaries

Country or State
of
Incorporation or
Company Name	Formation
Steel Vault Security, LLC	Florida
MicroFluidic Systems	California
VeriGreen Energy Corporation	Florida
Steel Vault Corporation	Delaware
IFTH NY Sub, Inc. (Formerly Information Technology Services, Inc. (D/B/A InfoTech))	New York
IFTH NJ Sub, Inc. (Formerly InfoTech USA, Inc. (D/B/A InfoTech))	New Jersey